                                                                       EXHIBIT 2



       Robert L. Johnson                  Liberty Media Corporation
  2915 Audubon Terrace, N.W.         8101 East Prentice Avenue, Suite 500
      Washington, DC 20018                   Englewood, CO 80111



                                                            September 10, 1997



Board of Directors
BET Holdings, Inc.
One BET Plaza
1900 W Plaza N.E.
Washington, D.C. 20018-1211

Dear Sirs:

          We are hereby making an offer pursuant to which a new corporation ("Newco") to be formed by Robert L. Johnson (or a corporation, partnership or other entity owned by Mr. Johnson) and Liberty Media Corporation ("Liberty") would acquire (the "Acquisition") all of the capital stock of BET Holdings, Inc. (the "Company") not already owned by them at a price per share of $48 in cash.

          Consummation of the proposed transaction would be subject to, among other things, the negotiation and execution of definitive merger and other agreements and the receipt of financing on terms and conditions acceptable to each of us. Such definitive merger and other agreements would provide, among other things, that the obligations of the parties to consummate the Acquisition will be subject to the satisfaction of a number of conditions customarily contained in transactions of this type. In connection with the proposed Acquisition, we have retained Salomon Brothers Inc. to provide financial advice and to assist us in raising the funds necessary to consummate the Acquisition.

          We and our advisors are prepared to meet with the Board or any special committee formed by it to consider our proposal, their advisors, and the Company's management and advisors in order to answer any questions about our proposal and to present definitive merger and other agreements for prompt consideration and execution. We assume that you will want to make a prompt announcement of our proposal. We are, however, of the view that it is in the best interest of the Company's shareholders that they be made aware of our proposal as promptly as possible, and will therefore release this letter publicly shortly after it is delivered to you and we will also be making appropriate filings to comply with our obligations under the federal securities laws.

          We hope that the Board will give this offer serious consideration. As you can appreciate, with offers of this kind time is of the essence. Accordingly, if you wish to pursue a possible transaction, please contact Mr. Johnson as soon as possible to discuss these matters further.


                                    Very truly yours,


                                     /s/ Robert L. Johnson
                                    -----------------------
                                    Robert L. Johnson


                                    LIBERTY MEDIA CORPORATION



                                    By: /s/ Robert R. Bennett
                                       ----------------------
                                       Name:   Robert R. Bennett
                                       Title:  President and
                                               Chief Executive Officer

                                      -2-